UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33.3.0026253-9 Publicly-Held Company	TELEMAR NORTE LESTE S/A Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33 300 152580 Publicly-Held Company

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF)

No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

DOMMO EMPREENDIMENTOS IMOBILIÁRIOS S.A.

Corporate Taxpayers’ Registry (CNPJ/MF)

No. 04.034.792/0001-76

Board of Trade (NIRE) No. 35.3.0038216-1

Publicly-Held Company

COARI PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF)

No. 04.030.087/0001-09

Board of Trade (NIRE) No. 33.3.0027761-7

Publicly-Held Company

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF)

No. 02.558.154/0001-29

Board of Trade (NIRE) No. 33.3.0029046-0

Publicly-Held Company

NOTICE TO THE MARKET

Tele Norte Leste Participações S.A. and its subsidiaries (together, the “Companies”), in connection with the Notice to the Market released on June 3, 2011, disclose that, on this date, Francisco Tosta Valim Filho assumed the office of Chief Executive Officer of the Companies, a position to this date held by the Chairman of the Board of Directors, José Mauro Mettrau Carneiro da Cunha.

Rio de Janeiro, August 1, 2011.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer